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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48848

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 2 7 2004

REPORT FOR THE PERIOD BEGINNING _____01/01/2003_____ AND ENDING _____12/31/2003_____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

    Potomac Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    3 Bethesda Metro Center, Suite 530

(No. and Street)

Bethesda	Maryland	20814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Draper & McGinley, P.A.
(Name — if individual, state last, first, middle name)

365 West Partick Street	Frederick	MD	21701
(Address)	(City)	(State)	Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, <u>Goodloe E. Byron, Jr.</u> _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

<u>Potomac Capital Markets, LLC</u> _____, as of

<u>December 31</u> _____, 19 <u>2003</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

DIANA GARCY
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires January 7, 2007

_____
Notary Public

_____
Signature

<u>President and Chairman</u>
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



POTOMAC CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS AND REPORTS OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

DECEMBER 31, 2003 AND 2002

DRAPER & MCGINLEY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS • FINANCIAL CONSULTANTS
FREDERICK, MARYLAND

POTOMAC CAPITAL MARKETS, LLC
FINANCIAL STATEMENTS AND REPORTS OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Table of Contents



Draper & McGinley, P.A.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL CONSULTANTS

James A. Draper, CPA
Michael A. McGinley, CPA
Joyce A. Draper, CPA
Catharine V. Fairley, CPA, PFS, CFP
Michele R. Mills, CPA

Phone: (301) 694-7411
(301) 293-6206
Fax: (301) 694-0954
www.drapermcginleypa.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON BASIC FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

To the Members of Potomac Capital Markets, LLC

We have audited the accompanying statements of financial condition of Potomac Capital Markets, LLC, as of December 31, 2003 and 2002, and the related statements of operations, members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Potomac Capital Markets, LLC as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Draper & McGinley, PA.

February 19, 2004

POTOMAC CAPITAL MARKETS, LLC
STATEMENTS OF FINANCIAL CONDITION

For the years ended December, 31	2003	2002
Assets		
Cash	$ 33,416	$ 34,217
Accounts receivable	1,917,340	2,002,701
Investment in NASDAQ	3,300	3,300
Total Assets	**$1,954,056**	**$2,040,218**
Liabilities and Members' Equity		
Liabilities		
Accounts payable	$ 385	$ -
Total Liabilities	385	-
Members' Equity	1,953,671	2,040,218
Total Liabilities and Members' Equity	**$1,954,056**	**$2,040,218**

The accompanying notes are an integral part of these statements.

POTOMAC CAPITAL MARKETS, LLC
STATEMENTS OF OPERATIONS

For the years ended December, 31	2003	2002
Revenue		
Fees	$ 2,583,839	$ 1,835,175
Interest	787	462
Other	-	284
Total Revenue	2,584,626	1,835,921
Operating Expenses		
Commissions	-	(5,000)
Administrative services	2,645,045	2,794,500
Bad debt expense	-	20,209
Legal	6,155	9,108
Accounting	8,485	4,049
Regulatory fees	10,451	5,533
Licenses and permits	-	2,000
Office expenses	354	1,583
Insurance	683	720
Total Operating Expenses	2,671,173	2,832,702
Net Loss	$ (86,547)	$ (996,781)

The accompanying notes are an integral part of these statements.

POTOMAC CAPITAL MARKETS, LLC
STATEMENTS OF MEMBERS' EQUITY

For the years ended December, 31	2003	2002
Members' Equity, beginning of year	$ 2,040,218	$ 3,036,999
Contributions	-	-
Net Loss	(86,547)	(996,781)
Members' Equity, end of year	**$ 1,953,671**	**$ 2,040,218**

The accompanying notes are an integral part of these statements.

POTOMAC CAPITAL MARKETS, LLC
STATEMENTS OF CASH FLOWS

For the years ended December, 31	2003	2002
Cash Flows from Operating Activities		
Net loss	$ (86,547)	$ (996,781)
Bad debt provision	-	20,209
Adjustments to reconcile net loss to net cash provided by (used in) operating activities		
Accounts receivable	85,361	991,251
Other assets	-	341
Accounts payable	385	(5,000)
Net cash provided by (used in) operating activities	(801)	10,020
Net increase (decrease) in cash	(801)	10,020
Cash, beginning of year	34,217	24,197
Cash, end of year	$ 33,416	$ 34,217
Supplemental Disclosures		
Interest	$ -	$ -
Taxes	$ -	$ -

The accompanying notes are an integral part of these statements.

POTOMAC CAPITAL MARKETS, LLC
NOTES TO THE FINANCIAL STATEMENTS

1. **ORGANIZATION AND NATURE OF BUSINESS**

   Potomac Capital Markets, LLC (PCM) is a Maryland Limited Liability Company (LLC) organized and registered as a minimum net capital broker-dealer. The Company has met all the licensing requirements of the NASD and the SEC. PCM is a member of the NASD with a limited membership agreement. The business activities of PCM as prescribed in the membership agreement are limited to private placements of securities.

   As a minimum net capital broker-dealer, PCM does not hold customer securities or cash balances and, if and when it does process customer trades, clears such trades through other broker-dealers. As of and for the years ended December 31, 2003 and 2002; PCM has not processed any customer transactions.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of presentation

   The accompanying financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles applicable to companies operating in the United States. As such, revenues are recorded as earned and expenses are recognized as incurred.

   Use of estimates

   It is the opinion of management that there are no material estimates necessary in the preparation of the Company's financial statements.

   Income taxes

   As an LLC, the Company is not subject to income taxes; instead, its members report the net earnings or loss on their individual or corporate income tax returns.

3. **NET CAPITAL REQUIREMENTS**

   Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to a minimum net capital equal to the greater of $5,000 or 6.67% of aggregate indebtedness. At December 31, 2003 and 2002, the Company had net capital of $33,031 and $34,217, which was $28,031 and $29,217 in excess of its minimum requirement, respectively.

4. **EXEMPTION FROM RULE 15c3-3**

   The Company is exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934 under exemption claim found in Section (k)2(i) and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

POTOMAC CAPITAL MARKETS, LLC
NOTES TO THE FINANCIAL STATEMENTS

5.   **RELATED PARTY TRANSACTIONS AND COMMITMENTS**

The Company is 99% owned by Potomac Investment Services, Inc., (PIS, Inc.) a Maryland C-type Corporation. PIS, Inc. provided office space, communication systems, and administrative services in the amount of $2,645,045 and $2,794,500, for the years ended December 31, 2003 and 2002. These services were provided under an Administration Services Agreement that provides for minimum charges for basic services and additional charges when additional services are provided; the agreement has a term of five years from March 2002, renewable annually; and is cancelable with 30 days notice by either party at the end of the initial term.

6.   **CONCENTRATION OF CREDIT RISK**

The Company maintains cash balances at two financial institutions. Each account is insured up to the Federal Deposit Insurance Corporation (FDIC) limit of $100,000. At times during the year, the amount of cash on deposit at any one financial institution may exceed the FDIC insured amount. However, management does not believe that the Company is exposed to any risk of loss.

7.   **SIGNIFICANT CUSTOMERS**

For the year ended December 31, 2003, the Company earned its revenue from six customers that are not related entities. For the year ended December 31, 2002, the Company earned its revenue from two new customers that are not related entities.

8.   **USA PATRIOT ACT, NASD RULE 3011**

Pursuant to NASD Rule 3011, Potomac Capital Markets, LLC has complied with the USA Patriot Act by adopting a written policy for detecting, monitoring and reporting of money laundering. PCM does not open or process customer accounts. However, PCM does conduct quarterly reviews of contacts with the Office of Foreign Asset Control list of non-terrorists.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

POTOMAC CAPITAL MARKETS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2003

Total Members' Equity	$ 1,953,671
Less nonallowable assets:	
Accounts receivable	(1,917,340)
Investment in NASDAQ stock	(3,300)
Total non-allowable assets	(1,920,640)
Tentative Net Capital	33,031
Less: Haircuts on securities	-
Net Capital as of December 31, 2003	$ 33,031
Aggregate Indebtedness	
Items included in Statement of Financial Condition	
Accounts payable	$ 385
Total Aggregate Indebtedness	$ 385
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 26
Minimum dollar net capital	5,000
Net capital requirement	5,000
Excess net capital	28,031
Excess net capital at 1000% of AI	32,992
Percentage of aggregate indebtedness to net capital	1%
Percentage of debt to debt-equity computed in accordance with Rule 15c3-1	N/A

The accompanying notes are an integral part of this statement.

POTOMAC CAPITAL MARKETS, LLC
NET CAPITAL RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

For the year ended December 31, 2003

Net capital, as reported by Company in Part IIA (unaudited) of Focus Report	$ 33,031
Change in non-allowable assets	295,511
Audit adjustments, net	(295,511)
Net capital as computed under Rule 15c3-1	**$ 33,031**

The accompanying notes are an integral part of this statement.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3



Draper & McGinley, P.A.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL CONSULTANTS

James A. Draper, CPA
Michael A. McGinley, CPA
Joyce A. Draper, CPA
Catharine V. Fairley, CPA, PFS, CFP
Michele R. Mills, CPA

Phone: (301) 694-7411
     (301) 293-6206
Fax: (301) 694-0954
www.drapermcginleypa.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Members of Potomac Capital Markets, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Potomac Capital Markets, LLC (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Members, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 19, 2004

Draper + McKinley, P.A.